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                                                                       EXHIBIT 1


[LETTERHEAD OF DAIN RAUSCHER WESSELS]


                                                                     May 7, 2001

CONFIDENTIAL

Dr. Al O. Pacholder
Chairman and Chief Executive Officer
PBG Acquisition Corp
725 Camelot Lane
Houston, TX 77077

Dear Al:

The purpose of this letter is to set forth the terms of the exclusive engagement by PBG Acquisition Corp, a Texas corporation, including its parent, subsidiaries, affiliates and successors, and any successor acquisition entity or group controlled by you (any or all of the above hereafter referred to as "you," "your," or "yourselves," except as the context otherwise requires) of Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("DRW") to provide certain financial advisory and investment banking services with respect to a possible Transaction (as defined below) involving ICO, Inc., or any of its divisions, subsidiaries or affiliates (together, the "Company"), it being understood that the investment banking services covered in this engagement shall include all financing necessary or ancillary to the Transaction.

1. SERVICES TO BE PROVIDED BY DRW. In undertaking this assignment, if requested by you, and reasonably appropriate to the assignment, DRW will provide the following services to you in connection with the Transaction:

     (a) formulate a strategy for consummating a Transaction, and develop procedures and timetables for executing a Transaction;

     (b) formulate negotiation strategies and assist in negotiations with the Company regarding a Transaction;

     (c) assist you in the preparation of marketing memorandum (or descriptive material) describing you, the Company and the proposed transaction, as well as other materials requested by interested parties; and

     (d) introduce you and the Company to potential investors in a Private Placement (as defined below), formulate negotiation strategies, and assist in all negotiations.

--------------------------------------------------------------------------------
5700 Williams Tower           (713) 403-5600          Dain Rauscher Incorporated
2800 Post Oak Boulevard       Fax (713) 403-5626      Member NYSE/SIPC
Houston, TX 77056


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2.  YOUR AGREEMENTS.

    You agree that:

    (a) you shall furnish to DRW the names of all parties (i) with which you or the Company has had discussions or contacts concerning a possible Transaction, and (ii) of which you or the Company is aware had, or currently have an interest in entering into a possible Transaction;

    (b) you shall make available to DRW all publicly available information concerning the business, assets, operations and financial condition of the Company which DRW reasonably requests in connection with the performance of its services hereunder and, to the extent permitted by applicable law, immediately notify DRW of any material change, or development that may lead to a material change, in the business, properties, operations or financial condition or prospects of the Company;

    (c) DRW will be relying, without assuming responsibility for independent verification, on the accuracy and completeness of all financial and other information that is and will be furnished to it by you or any other party or potential party to any Transaction, and you will be solely responsible for the accuracy and completeness of such information;

    (d) you shall be responsible to make all necessary notifications of and filings with all state and federal securities regulatory agencies;

    (e) DRW shall have the right (but not the obligation) to act as lead or co-manager, lead or co-underwriter in connection with any public offering of securities by you during the Term (as defined below) or within twelve months following the Term;

    (f) you shall undertake to have each acquisition company created or controlled by you for the purpose of entering into a Transaction execute this agreement, including Appendix A, no later than such time that any such entity becomes a potential acquisition entity. In addition, in the event that you or any acquisition company controlled by you enter into an agreement in principle with respect to a Transaction involving the Company, you shall immediately undertake to have the Company execute this agreement, including Schedule A; and

    (g) you shall provide DRW with the opportunity to review and approve any provision in any purchase agreement or similar document relating to a Transaction that DRW reasonably believes could potentially expose DRW to material liability.


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3.  DEFINITIONS. For purposes of this engagement letter:

    "SECURITYHOLDERS" shall mean any persons holding shares of capital stock of the Company or rights to acquire shares of capital stock of the Company or stock appreciation or similar rights, whether or not vested, and any persons holding any other class of security of the Company.

    "TERM" shall mean the term of this engagement, which shall run for a period of one year from the date of this letter unless otherwise terminated by one or both of the parties in accordance with the provisions below.

    "TRANSACTION" shall mean any transaction or series or combination of related transactions, whereby directly or indirectly, a controlling ownership interest in the Company, its capital stock or its assets is transferred from the Company and/or its Security holders to you for consideration, including, without limitation, a sale or exchange of capital stock or assets, a merger, a tender offer, a plan of exchange or consolidation, the formation of a joint venture, a minority investment or partnership, a stock repurchase, a recapitalization or any similar transaction.

    "PRIVATE PLACEMENT" shall mean any transaction in which any securities, extensions of credit (up to the face amount of the related aggregate credit commitment), notes, warrants or other equity ownership interests of the Company, Procs, Inc., or any acquisition company created or controlled by you, are sold, issued or resold in a private placement, private sale or private resale in a transaction or series of transactions that are exempt from registration under the Securities Act of 1933.

4. COMPENSATION. You hereby agree to pay DRW, as compensation for its services hereunder, the following fees in accordance with the following terms.

    (a)  Transaction Fee

         If either during the Term or within 12 months following the Term, (i) a Transaction is consummated, or (ii) a definitive agreement or letter of intent or other evidence of commitment is entered into which subsequently results in a Transaction being consummated, you agree to pay DRW a Transaction fee, payable in cash at the closing of the Transaction, in an amount equal to $1,000,000.

    (b)  Private Placement Fee

         If either during the Term within 12 months following the Term, (i) a Private Placement is consummated or (ii) a definitive agreement or letter of intent or other evidence of commitment is entered into which subsequently results in a Private Placement being consummated, you agree to pay DRW a Private Placement fee, payable in cash at the closing of the Transaction, in an amount equal to:

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         (1)  in the event of a Private Placement of debt securities, you will pay to DRW, as placement agent, a cash fee in an amount equal to 4.00% of the aggregate amount raised, payable at the closing of each such sale, whether through one or multiple tranches;

         (2) in the event of a Private Placement of equity or equity-related securities, you will pay to DRW, as placement agent, a cash fee in an amount equal to 7.50% of the aggregate amount raised, payable at the closing of each such sale, whether through one or multiple tranches.

    (c)  Termination Fee

    If any purchase agreement or similar document related to a Transaction provides for a break-up, topping or termination fee (any or all of which shall be referred to as a "Termination Fee"), and such Termination Fee is paid to you, you agree to pay DRW in cash 50 percent of such Termination Fee. You agree that you shall use your reasonable best efforts to negotiate a Termination Fee that is at least $3 million.

5. EXPENSES. In addition to any fees that may be payable hereunder and regardless of whether any proposed Transaction is consummated, you hereby agree from time to time, upon request, to reimburse DRW for all reasonable travel, legal and other out-of-pocket expenses incurred in performing the services described herein (including reasonable fees and disbursements of DRW's legal counsel); provided however, that any out-of-pocket expenses (including reasonable fees and disbursements of DRW's legal counsel, but not including Blue Sky fees and expenses) that are attributable solely to a Private Placement shall be paid out of an allowance in the amount of $50,000, provided by you to DRW in advance of marketing efforts.

6. TERM AND TERMINATION. This letter may be terminated on either your or DRW's written request with three (3) days notice, provided that such termination shall not affect your exculpation, indemnification and contribution obligations, or the right of DRW to receive any fees payable pursuant to this agreement including during the 12 month period after termination of this letter, (or the right of DRW to receive reimbursement for its out-of-pocket expenses described above). It is expressly understood that neither DRW nor you shall have any continuing obligation or liability to each other under this engagement letter upon termination hereof, except in respect of the matters specifically referenced in this Section.

7. BROKERS OR FINDERS. You represent to DRW that there are no brokers, finders, representatives or other persons that have an interest in compensation due to DRW from any transaction contemplated herein.

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 8.  DISCLOSURE. You agree that, except as required by applicable law, any advice to be provided by DRW under this Agreement shall not be disclosed publicly or made available to third parties without the prior approval DRW, which approval shall not be unreasonably withheld.

 9. PUBLICITY. You acknowledge and agree that DRW may, subsequent to the closing of a Transaction, make public its involvement with you and the Company in the Transaction, including the right of DRW at its own expense to place advertisements describing its services to you in financial, news or business publications.

10. COMPLETE AND BINDING AGREEMENT. This engagement letter, including Schedule A, incorporates the entire agreement of the parties with respect to the subject matter of this agreement, and may not be amended or modified except in writing. You acknowledge and understand that this agreement shall be binding upon your successors or assigns.

11. INDEMNIFICATION. Schedule A is hereby incorporated into this agreement by reference and made a part hereof.

12. MISCELLANEOUS. The invalidity or unenforceability of any provision of this agreement shall not effect the validity or enforceability of any other provision of this agreement which shall remain in full force and effect. You are sophisticated business persons and sophisticated business enterprises that have retained DRW for the limited purposes set forth in this agreement, and the parties acknowledge and agree that their respective rights and obligations are contractual in nature. Each party disclaims an intention to impose fiduciary or other non-contractual obligations on the other by virtue of the engagement contemplated by this agreement. This agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of laws provisions thereof. Each of you and DRW (on your and DRW's own behalf and, to the extent permitted by applicable law, you, on behalf of your shareholders and DRW, on behalf of its shareholders) hereby irrevocably waives any right that either may have to a trial by jury in respect of any claim, counter-claim or action based on or arising out of this engagement letter, DRW's performance under this engagement letter or the transactions contemplated hereby.

13. CONFIDENTIALITY. DRW agrees not to disclose any Confidential Information (defined below) to any third party, provided that DRW may disclose Confidential Information with your prior written consent, and DRW may disclose Confidential Information to any of its employees who need to know information for the sole purposes of the Transaction. For purposes of this Agreement, "Confidential Information" means any information that you provide to DRW pursuant to this Agreement that is not publicly available, and any notes, analyses, compilations, studies, interpretations or other documents prepared by DRW that contain, reflect or are based upon, in whole or in part, such information. Confidential Information does not include information that (i) is or becomes generally available to the public other than as a result of disclosure by DRW, (ii) was within DRW's possession

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     before being furnished to DRW under this Agreement, provided that the source of the information was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to you or any other party with respect to such information or (iii) becomes available to DRW on a nonconfidential basis from a source other than you or any of your representatives, provided that such source is not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to you or any other party with respect to such information.

     Please confirm that the foregoing is in accordance with our understandings and agreements by signing and returning to DRW the duplicate of this letter enclosed herewith.

                                        Very truly yours,

                                        DAIN RAUSCHER WESSELS
                                        a division of Dain Rauscher Incorporated


                                        By:  /s/ JOHN SINDERS
                                           -------------------------------------
                                        Mr. John Sinders
                                        Managing Director


Accepted and Agreed to:

PBG ACQUISITION CORP.


/s/ AL O. PACHOLDER
------------------------------------
Dr. Al O. Pacholder
Chairman and Chief Executive Officer

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                                 SCHEDULE "A"

                                   INDEMNITY

             ENGAGEMENT LETTER BETWEEN DAIN RAUSCHER WESSELS AND
                        PROCS, INC., DATED MAY 7, 2001

Recognizing that transactions of the type contemplated in the attached Engagement Letter sometimes results in litigation and that DRW's role is advisory, you agree, jointly and severally, to indemnify and hold harmless DRW, its partners, employees, directors, officers, consultants, agents, affiliates and persons deemed to be in control of DRW within the meaning of either Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended (collectively, the "Indemnified Parties" and individually an "Indemnified Party"), from and against any claims,losses, expenses, damages and liabilities, joint or several, as they may be incurred, related to or arising in any manner out of any transaction, proposal or any other matter contemplated by the engagement of DRW under the Engagement Letter (the "Matters"). You also agree that neither DRW nor any other Indemnified Party shall have any liability to you or your affiliates, partners, directors, officers, consultants, agents, employees, controlling persons, creditors or securityholders for any losses, claims, damages, liabilities or expenses related to or arising out of any Matters. You will promptly reimburse any Indemnified Party for all expenses as reasonably incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim related to or arising in any manner out of any Matter, or any action or proceeding arising therefrom.

You may assume the defense of any litigation or proceeding in respect of which indemnity may be sought hereunder, including the employment of counsel and experts reasonably satisfactory to DRW and the payment of the fees and expenses of such counsel and experts, in which event, except as provided below, you shall not be liable for the fees and expenses of any other counsel or expert retained by any Indemnified Party in connection with such litigation or proceeding. In any such litigation or proceeding the defense of which you shall have so assumed, any Indemnified Party shall have the right to participate in such litigation or proceeding and to retain its own counsel and experts, but the fees and expenses of such counsel and experts shall be at the expense of such Indemnified Party unless (i) you and such Indemnified Party shall have mutually agreed in writing to the retention of such counsel or experts, (ii) you shall have failed in a timely manner to assume the defense and employ counsel or experts reasonably satisfactory to DRW in such litigation or proceeding, or
(iii) the named parties to any such litigation or proceeding (including any impeded parties) include you and such Indemnified Party and representation of you and any Indemnified Party by the same counsel or experts would, in the reasonable opinion of DRW, be inappropriate due to actual or potential differing interests between you and any such Indemnified Party.

You also hereby agree to pay DRW an additional per diem payment, per person, at its customary rates and to reimburse DRW for all reasonable travel, legal and other out-of-pocket expenses incurred in assisting you to prepare for, or defend against, any action, suit, proceeding or claim brought or threatened to be brought against you, arising out of or relating to the Transaction or

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our services hereunder and in providing evidence, producing documents or otherwise participating in any such action, suit, proceeding or claim.

You shall not, without the prior written consent of DRW, settle any litigation relating to the Engagement Letter or any Matter unless such settlement includes an express, complete and unconditional release of DRW and its affiliates (and their respective control persons, partners, directors, officers, employees, consultants and agents) with respect to all claims asserted in such litigation or relating to the Engagement Letter or any Matter; such release to be set forth in an instrument signed by all parties to such settlement.

Notwithstanding any provision herein to the contrary, you shall not be liable hereunder for indemnification to an Indemnified Party, and the Indemnified Party shall not be exculpated, in respect of any claims, damages, losses, liabilities or expenses that are finally judicially determined to have resulted primarily and directly from the gross negligence or willful misconduct of such Indemnified Party. In no event, regardless of the legal theory advanced, shall any Indemnified Party be liable for any consequential, indirect, incidental or special damages of any nature.

You agree that the exculpation, indemnification and reimbursement commitments set forth herein shall apply whether or not such Indemnified Party is a formal party to any such claim, action or proceeding.

You agree that if any exculpation, indemnification or reimbursement sought pursuant to this letter were for any reason not to be available to any Indemnified Party or insufficient to hold any Indemnified Party harmless as and to the extent contemplated hereby, then you shall contribute to the amount paid or payable by the Indemnified Party as a result of the claims, damages, losses, expenses and liabilities in such proportion as is appropriate (i) to reflect the relative benefits to you (and your securityholders on the one hand, and DRW on the other hand, in connection with the transaction to which such exculpation, indemnification or reimbursement relates or (ii) if the allocation on that basis is not permitted by applicable law, to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of each such Indemnified Party, respectively, and you as well as any other relevant equitable considerations. You and DRW agree that it would not be just and equitable if the contribution provided for herein were determined by pro rata allocation or any other method which does not take into account the equitable considerations referred to above. It is hereby agreed that the relative benefits to you, on the one hand, and DRW, on the other hand, with respect to this engagement shall be deemed to be in the same proportion as (i) the aggregate purchase price of the Transaction (whether or not consummated and including all Private Placement proceeds) bears to (ii) the fees paid to DRW in connection with such engagement. In no event shall DRW contribute in excess of the fees actually received by DRW pursuant to the terms of the Engagement Letter.

Your exculpation, indemnity, reimbursement and contribution obligations shall survive the termination of the Engagement Letter, shall be in addition to any liability which you may otherwise have and shall be binding upon and inure to the benefit of any of your successors, assigns, heirs and personal representatives or those of an Indemnified Party.

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The exculpation, indemnity, reimbursement and contribution provided herein shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto or any person controlling (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act or 1934, as amended) any party hereto.

DATED as of May 7, 2001

PBG ACQUISITION CORP.


/s/ AL O. PACHOLDER
------------------------------------
Dr. Al O. Pacholder
Chairman and Chief Executive Officer



DAIN RAUSCHER WESSELS,
A DIVISION OF DAIN RAUSCHER INCORPORATED


By: /s/ JOHN SINDERS
    ------------------------------------
    Mr. John Sinders
    Managing Director

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